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                                                                      Exhibit 99


FOR IMMEDIATE RELEASE
DECEMBER 6, 2001

              CEO OF MARNETICS BROADBAND TECHNOLOGIES LTD. RESIGNS

          MENACHEM REINSCHMIDT, FOUNDER AND PRESIDENT, WILL ASSUME POST


RA'ANANA, ISRAEL - The Board of Directors of Marnetics Broadband Technologies Ltd. (AMEX: MXB), accepted the resignation of Shlomo Harari from his post as CEO of Company and Company's operating subsidiary, Marnetics, Ltd., effective immediately. Mr. Harari assumed the post on September 1, 2001.

Mr. Harari will be replaced by Menachem Reinschmidt, founder of Marnetics Ltd. and President of the parent company, Marnetics Broadband Technologies Ltd. The terms of the Services Agreement between Marnetics, Ltd. and Mr. Reinschmidt are being finalized and are subject to its Board's approval. Management does not expect that the change in leadership will have a material impact on the technology road map or commercialization schedule of Marnetics, Ltd., the Company's operating subsidiary.

Mr. Reinschmidt is one of the leading data communication experts in Israel. He has more than 15 years of experience in computer networking including design, analysis, integration, and development. In addition to founding Marnetics Ltd., he founded Speedwise Technologies Ltd., a global provider of software solutions that accelerate and optimize Internet delivery over wireless and landline networks. Last week, Speedwise won the Wall Street Journal Europe's European Innovation Award for its wireless Internet acceleration prooduct, Accellence(TM).

ABOUT MARNETICS

Marnetics Broadband Technologies Ltd., through its wholly-owned subsidiary, Marnetics Ltd., specializes in the development and marketing of Packet Flow Optimization solutions. Prospera(TM), the Company's product line which is currently in development, is a Capacity Enhancement Platform which will feature such capabilities as acceleration and differentiated services. The product is intended to better manage over-subscription situations in Internet and Intranet networks. The product is currently in an advanced stage of development by the Company and management expects that the product will be available to the market by Q3 2002. Shareholders in Marnetics include ECI Telecom (NASDAQ: ECIL), Linkware Ltd., European and Israeli venture capital funds and private investors, as well as the directors, managers and employees of Marnetics and its subsidiaries.

Information about Marnetics may be obtained from the Company's web site: www.marnetics.com or from the following contact:

Karen Gold Anisfeld, Vice President
Telephone:  ++ 972-9-761-6862;  Facsimile:  ++ 972-9-744-7715
Mobile:     ++ 972-54-209-578
Email:      karen@marnetics.com

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE NOT HISTORICAL IN NATURE AND ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES SINCE THERE ARE INHERENT DIFFICULTIES IN PREDICTING FUTURE RESULTS, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. FOR A LIST OF MAJOR FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, REFER TO THE FILINGS OF MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY NAMED STAV ELECTRICAL SYSTEMS
(1994) LTD.) WITH THE SECURITIES AND EXCHANGE COMMISSION.